FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST, 2002

BUFFALO DIAMONDS LTD. (File #: 0-30150)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. Interim Financial Statements for the Period Ended June 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.
(Registrant)

Date: September 3, 2002

By:____________________
James G. Stewart

Its: Secretary
(Title)

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS			FOR QUARTER ENDED	DATE OF REPORT Y / M / D
NAME OF ISSUER: **BUFFALO DIAMONDS LTD.**			2002/06/30	2002/08/29
ISSUER ADDRESS: #2000 – 1055 West Hastings Street				
CITY: Vancouver,	PROVINCE: B.C.	POSTAL CODE: V6E 2E9	ISSUER FAX No.: (604)331-8773	ISSUER PHONE No.: (604) 331-8772
CONTACT PERSON: James G. Stewart		CONTACT'S POSITION: Secretary		CONTACT PHONE No.: (604) 331-8772
CONTACT EMAIL ADDRESS: Jstewart@mine-tech.com		WEB SITE ADDRESS: www.buffalodiamonds.com		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Raymond Haimila	2002/08/29
[signature]	James G. Stewart	2002/08/29

FIN 51-901F Rev 2001/3/20

Buffalo Diamonds Ltd.
Suite 2000 – 1055 West Hastings Street
Vancouver, B.C. Canada V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

FINANCIAL STATEMENTS

Six months ended June 30, 2002

(Unaudited - prepared by Management)

Buffalo Diamonds Ltd.
(an exploration stage company)

Balance Sheets
As at (expressed in Canadian dollars, unaudited)

		June 30, 2002		Dec. 31 2001
ASSETS				
Current				
Cash and cash equivalents	$	12,278	$	556
Accounts receivable		16,935		27,202
Prepaid expense		3,857		3,857
		33,070		31,615
Fixed assets		15,890		18,096
Exploration properties and deferred costs		2,973,173		3,036,919
	$	3,022,133	$	3,086,630
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	164,251	$	347,318
Accounts payable to be settled with capital stock		-		81,834
Amounts due to shareholders		6,272		6,272
		170,523		435,424
Shareholders' Equity:				
Capital stock				
Authorized				
Unlimited common shares without par value				
Issued				
21,869,294 (December 31, 2001 – 19,050,950) common shares		3,712,344		3,560,697
Deficit		(860,734)		(909,491)
		2,851,610		2,651,206
	$	3,022,133	$	3,086,630

Going concern *(note 1)*

Approved by the Directors

[signature] Director

[signature] Director

Buffalo Diamonds Ltd.
(an exploration stage company)

Statements of Loss and Deficit

For the periods ended
(expressed in Canadian dollars, unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
General and administrative expenses				
Aborted financing costs	$ -	$ -	$ -	$ 19,316
Depreciation	1,109	1,497	2,206	2,978
Filing fees	6,312	4,250	8,997	5,785
Interest and bank charges	24	119	48	6,538
Office, printing and telephone	1,013	946	1,301	2,397
Professional fees	6,086	6,315	6,086	9,859
Rent	6,000	-	6,000	-
Shareholder information	2,341	2,342	2,341	2,342
Transfer fees	2,193	1,586	2,985	2,311
Travel and promotion	-	-	-	497
	25,078	17,055	29,964	52,023
Other				
Gain on settlement of accounts payable	78,717	-	78,717	-
Interest income	3	20	4	36
	78,720	20	78,721	36
Net income (loss) for the period	53,642	(17,035)	48,757	(51,987)
Deficit – Beginning of period	(914,376)	(875,894)	(909,491)	(840,942)
Deficit – End of period	$ (860,734)	$ (892,929)	$ (860,734)	$ (892,929)
Net income (loss) per share	$ 0.00	$ (0.00)	$ 0.00	$ (0.00)

Buffalo Diamonds Ltd.
(an exploration stage company)

Statements of Cash Flows
For the periods ended
(expressed in Canadian dollars, unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Nine Months Ended June 30, 2002	Nine Months Ended June 30, 2001
Cash flows from operating activities:				
Net income (loss) for the period	$ 53,642	$ (17,035)	$ 48,757	$ (51,987)
Items not affecting cash				
Depreciation	1,109	1,497	2,206	2,978
Gain on settlement of accounts payable	(78,717)	-	(78,717)	-
	(23,966)	(15,538)	(27,754)	(49,009)
Change in non-cash working capital items relating to operating activities				
Net increase in prepaid expenses	-	-	-	-
Net (increase) decrease in accounts receivable	5,139	5,327	5,356	(4,912)
Net increase (decrease) in accounts payable and accrued liabilities	(67,098)	15,930	(63,977)	58,000
	(61,959)	21,257	(58,621)	53,088
	(85,925)	5,719	(86,375)	4,079
Cash flows from financing activities:				
Proceeds from issuance of capital stock	99,600	-	99,600	-
Cash flows from investing activities:				
Expenditures on exploration properties	(1,410)	-	(1,503)	-
Increase in cash and cash equivalents	12,265	5,719	11,722	4,079
Cash and cash equivalents – Beginning of period	13	284	556	1,924
Cash and cash equivalents – End of period	$ 12,278	$ 6,003	$ 12,278	$ 6,003

1. Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the amounts shown for exploration properties and deferred costs is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development of these properties, and future profitable production or proceeds from the disposition of the mineral properties. The amounts shown as exploration properties and deferred exploration costs represent net costs to date, and do not necessarily represent present or future values.

At June 30, 2002, the Company has a working capital deficiency of $131,181 and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debt with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. The Company has entered into an agreement with a senior diamond company to explore, at its own cost, and earn an interest in the Company's exploration properties in Alberta. In addition, management is actively pursuing additional funds by way of private placement to meets its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2001.

3. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company, except as described below.

Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock

options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

4. Exploration Properties and Deferred Costs

	Calling Lake and Varlaam, Alberta	Chain Lakes, Alberta	TOTALS
Balance, December 31, 2001	$ 2,457,565	$ 579,354	$ 3,036,919
Consulting	6,161	-	6,161
Other	93	-	93
BHP payment to Apex	(70,000)	-	(70,000)
Balance, March 31, 20021	$ 2,393,819	$ 579,354	$ 2,973,173

In February 2002, the Company and New Claymore granted to BHP an option to acquire up to a 70% interest in their Calling Lake and Varlaam diamond properties in Alberta. In order to acquire a 51% interest in the properties, BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006. BHP can earn a further 10% interest by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the properties by August 31, 2011. The Company and New Claymore have also agreed that their interest in both properties on exercise or termination of the option will be 65% Buffalo and 35% New Claymore.

5. Capital Stock

The Company's authorized share capital consists of unlimited common shares without par value.

	Number of Shares	Amount
Balance, December 31, 2001	19,050,950	$3,560,697
Settlement of accounts payable	818,344	52,047
Private placement	2,000,000	99,600
Balance, June 30, 2002	21,869,294	$3,712,344

a) On April 15, the Company issued 818,344 shares of the Company valued at $52,047 to settle accounts payable of $81,834. The issuance resulted in a gain on settlement of accounts payable of $29,788.

b) On May 10, 2002, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $99,600 net of $400 in share issuance costs. Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share until May 9, 2003.

c) During the six months ended June 30, 2002, the Company granted stock options entitling the purchase of up to 300,000 common shares at $0.10 per share up to and including May 10, 2007.

Pursuant to the adoption of the CICA policy of accounting for stock-based compensation, compensation expense on options granted to employees and directors, using the fair value method, is disclosed as follows, as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate	3%
Expected dividend yield	-
Expected stock price volatility	50%
Expected option life in years	5

The pro-forma effect on net loss and loss per share for the period ended June 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

	$
Net income for the period	
Reported	48,757
Pro-forma	39,525
Basic and diluted net income per share	
Reported	0.00
Pro-forma	0.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

6. Related Party Transactions

The Company incurred the following expenses with companies related by way of directors in common:

	2002	2001
Consulting	$ 6,923	$ -
Office and rent	6,000	-

a) As at June 30, 2002, accounts payable include $90,964 (2001 – $nil) due to related parties.

b) During the six months ended June 30, 2002, the Company settled $20,000 due to a director by the issuance of 200,000 shares valued at $12,720.

7. Supplemental Cash Flow Information

During the six months ended June 30, 2002 the Company:

a) Settled accounts payable of $81,834 by issuing 818,344 shares valued at $52,047 resulting in a gain on settlement of accounts payable of $29,788.

b) Settled accounts payable of $104,407 resulting in a gain on settlement of accounts payable of $48,929.

c) Received confirmation from a creditor that BHP had settled accounts payable of $70,000 on the Company's behalf as part of the arrangement described in note 4.

8. Segmented Information

The Company operates within a single operating segment, which is mineral exploration in Canada. All income obtained and expenses incurred are from Canadian sources and all fixed assets are located in Canada.

SCHEDULE B

SUPPLEMENTARY INFORMATION

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE SIX MONTHS ENDED JUNE 30, 2002

"See notes to interim financial statements"

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE SIX MONTHS ENDED JUNE 30, 2002

"See notes to interim financial statements"

SECURITIES ISSUED DURING THE SIX MONTHS ENDED JUNE 30, 2002

"See notes to interim financial statements"

OPTIONS GRANTED DURING THE SIX MONTHS ENDED JUNE 30, 2002

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
10-May-02	150,000	Director	James Bonyai	$0.10	10-May-07
10-May-02	150,000	Director	Dwayne Lashyn	$0.10	10-May-07

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	Unlimited	21,869,294	$3,712,344

OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2002

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	677,500	$0.21	November 9, 2003
Options	280,683	$0.21	December 6, 2004
Options	300,000	$0.10	May 10, 2007
Warrants	2,000,000	$0.10	May 9, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS JUNE 30, 2002

	Number of Shares
Escrow	**Nil**

LIST OF DIRECTORS AS AT AUGUST 29, 2002

Raymond Haimila	Director, President
James G. Stewart	Director, CFO and Secretary
Douglas Turnbull	Director, V.P. of Exploration
Dwayne Lashyn	Director
James Bonyai	Director

SCHEDULE C

MANAGEMENT DISCUSSIONS

BUFFALO DIAMONDS LTD.

(the "Company")

MANAGEMENT DISCUSSION FOR
THE SIX MONTHS ENDED JUNE 30, 2002

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. Before, during and after the six months and the quarter ended June 30, 2002, the Company was primarily engaged in the continued exploration of its Alberta diamond properties.

OPERATIONS AND FINANCIAL CONDITION

At June 30, 2002, the Company had total assets of $3,022,133 as compared with $3,086,630 at December 31, 2001. This decrease is due to a decrease of accounts receivable and a reduction of deferred exploration costs as a result of the payment of indebtedness of $70,000 by a third party pursuant to a property option agreement. The Company's working capital deficit at June 30, 2002 decreased to $131,181 from a working capital deficit of $315,703 at December 31, 2001 due primarily to the sale of share capital and the settlement of indebtedness by the issuance of shares. The Company's largest cash outflow in the three and six month periods ended June 30, 2002 was as a result of general and administrative expenses of $25,078 and $29,964, respectively. During the three and six month periods ended June 30, 2001, the Company's largest cash outflow resulted from general and administrative expenses of $17,055 and $52,023, respectively.

During the three and six month periods ended June 30, 2002, the Company recorded interest income of $3 and $4, respectively and a gain on settlement of accounts payable of $78,717 in both periods. During the three and six month periods ended June 30, 2001, the Company recorded interest income of $20 and $36, respectively.

General and administrative expenses for the six month period ended June 30, 2002 were $29,964, down from $52,023 for the six month period ended June 30, 2001 due principally to the reduced business activity of the Company. The largest expense item for the six month period ended June 30, 2002 was filing fees of $8,997. During the six month period ended June 30, 2002, the Company incurred expenses totalling $12,923 to parties not at arm's length to the Company. These expenses were comprised of consulting fees of $6,923 paid to or accrued with a firm controlled by a director of the Company and rent of $6,000 paid to or accrued with a company with directors in common. In addition, the Company settled $20,000 due to a director by the issuance of 200,000 shares valued at $12,720. The net income for the six month period ended June 30, 2002 was $48,757 or $0.00 per share as compared with a net loss for the six month period ended June 30, 2001 of $51,987, or $0.00 per share.

General and administrative expenses for the three month period ended June 30, 2002 were $25,078, up from $17,055 for the three month period ended June 30, 2001 due principally to the filing fees in respect of the private placement carried out in the period and the payment or accrual of rent by the Company. The largest expense item for the three month period ended June 30, 2002 was filing fees of $6,312. During the three month period ended June 30, 2002, the Company incurred expenses totalling $12,923 to parties not at arm's length to the Company. These expenses were comprised of consulting fees of $6,923 paid to or accrued with a firm controlled by a director of the Company and rent of $6,000 paid to or accrued with a company with directors in common. In addition, the Company settled $20,000 due to a director by the issuance of 200,000

shares valued at $12,720. The net income for the three month period ended June 30, 2002 was $53,642 or $0.00 per share as compared with a net loss for the three month period ended June 30, 2001 of $17,035 or $0.00 per share.

CAPITAL STOCK

During the period, the Company issued 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000. Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share until May 9, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of mineral products or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern. In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.

Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.